February 14, 2019

Timothy R. Millage
Chief Financial Officer
Lee Enterprises, Incorporated
201 N. Harrison Street, Suite 600
Davenport, Iowa 52801

       Re: Lee Enterprises, Incorporated
           Form 10-K for the Fiscal Year Ended September 30, 2018
           Form 8-K furnished February 8, 2019
           File No. 001-06227

Dear Mr. Millage:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Continuing Operations, page 25

1. We note that you present your results of operations on a "same property basis." We further note that in doing so, you have not quantified the impact of each of the items on page 25 in your results of operations analysis. As an example, you state that advertising and marketing services revenue decreased by 8.4% in 2018 and by 11.4% on a same property basis. However, the impacts of revenues from 2017 acquisitions, revenues from disposed enterprises in 2018, and the 53rd week of revenue in 2018 are not quantified to enable a reader to better understand how each item impacted the line items in your statement of operations. Please provide a more robust operating results discussion, including the quantifications of various factors behind the changes in revenues
      and expenses, to the extent that they are material, in understanding your operations. Refer to Item 303 of Regulation S-K.
 Timothy R. Millage
Lee Enterprises, Incorporated
February 14, 2019
Page 2
Financial Statements
Notes to Consolidated Financial Statements
1. Significant Accounting Policies
Inventories, page 45

2. We note that you recognize inventory at the lower of cost or market. As it relates to your inventory measured using FIFO, please explain how this complies with the policy of using the lower of cost or net realizable value in accordance with ASC 330-10-35-1B.
Form 8-K furnished February 8, 2019

Exhibit 99.1 Earnings Release
Consolidated Statements of Operations, page 5

3. We note that in your consolidated statements of operations disclosed on page 5, you have included the subtotal "total operating revenue less cash costs." This measure appears to be a non-GAAP financial performance measure and your disclosure should be revised to include the disclosures required under Regulation G and Item 10(e)(1)(i) of Regulation S-
         K. As part of these disclosures you should reconcile the measure to the most directly comparable GAAP measure and explain why you believe the measure is useful to investors.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.



FirstName LastNameTimothy R. Millage                          Sincerely,
Comapany NameLee Enterprises, Incorporated
                                                              Division of
Corporation Finance
February 14, 2019 Page 2                                      Office of
Transportation and Leisure
FirstName LastName